March 24, 2006


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Pre-effective Amendment 7 to Registration Statement on Form
SB-2
	Filed March 15, 2006
	File No. 333-122209
	Amendment 1 to Current Report on Form 8-K dated September 15,
2005 and filed March 	9, 2006
	Quarterly Report on Form 10-Q for the quarter ended December
31,
2005
	File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

SB-2/A7

1. If applicable, comments on this registration statement are comments on pre-effective amendment 2 to the registration statement, file no. 333-130247.

Directors and Executive Officers, page 39

2. Revised disclosure states that Dr. Huanyu Mao, Mr. Richard Goodner, Mr. Joseph R. Mannes, and Mr. Donald A. Preston have been chosen to become directors. File as exhibits to the registration statement the written consents of the persons about to become directors. See Rule 438 of Regulation C under the Securities Act.

Notes to Financial Statements

3. It appears SFAS 123(R) was effective for you beginning in your fiscal quarter ended December 31, 2005. Please expand your disclosure to discuss the impact the adoption of SFAS 123(R) had on your results of operations. Please also include the disclosures pursuant to paragraph 84 of SFAS 123(R).

Exhibit 5.1

4. Revise the first paragraph to indicate that the registration statement covers the resale of 12, 626, 264 shares of common stock and not 13,639,916 shares of common stock. We note the disclosure on the prospectus` outside front cover page.

5. We note the statement that "The opinions expressed herein are based upon the laws in effect and the facts in existence as of the date of this letter." Since the opinion must speak as of the registration statement`s effective date, please delete.
Alternatively, file a new opinion immediately before the registration statement`s effectiveness.

Exhibit 10.59

6. We are unable to locate exhibit 10.59. Please file the exhibit.

8-K/A1

Exhibit 10.1

7. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. See comment 23 in our October 24, 2005 letter. Since you did not file exhibits A and B to exhibit F to exhibit 10.1, please refile the exhibit in its entirety.

December 31, 2005 10-Q

8. Please address comment 3 above in your subsequent Form 10-Qs as well.


Closing

	File amendments to the SB-2 and the 8-K in response to the comments. To expedite our review, China BAK Battery may wish to provide us three marked courtesy copies of the amendments.
Include
with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.
We
may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
		Dallas, TX 75201



Mr. Xiangqian Li
March 24, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE